UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: August 4, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Announcement of the Status of Share Repurchase (Share Repurchase under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

August 4, 2016

Announcement of the Status of Share Repurchase

(Share Repurchase under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC. (the “Company”) hereby announces the status of the Company’s repurchase of its own shares conducted based on Article 156 (1) of the Companies Act as applied pursuant to Article 165 (3) of the Companies Act, and in accordance with the Company’s Articles of Incorporation, as detailed below.

1.	Class of shares: Common stock

2.	Aggregate number of shares repurchased: 3,462,200 shares

3.	Aggregate price of shares repurchased: 9,864,973,450 yen

4.	Period for share repurchase: From July 1, 2016 to July 31, 2016

5.	Method of repurchase: Purchase on the Tokyo Stock Exchange

(Note 1)

Details of the resolution approved at the board of directors’ meeting held on January 29, 2016.

(1) Class of shares to be repurchased: Common stock

(2) Aggregate number of shares to be repurchased: Up to 220,000,000 shares

     (equal to 5.67% of total issued shares excluding treasury shares)

(3) Aggregate price of shares to be repurchased: Up to 500,000,000,000 yen

(4) Period for share repurchase: From February 1, 2016 to December 31, 2016

(Note 2)

Aggregate number and aggregate price of shares repurchased as of July 31, 2016 based on the resolution adopted by the Board of Directors on January 29, 2016:

(1) Aggregate number of shares repurchased: 144,417,862 shares

(2) Aggregate price of shares repurchased: 371,991,837,828 yen

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 70 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.